Exhibit 17.2

                                   REDMOND
                                CAPITAL CORP.

05 March 2001

Mr. John Lagadin
C/o Suite 1950
801-6th Avenue, S.W.
Calgary
Alberta T2P 3W2

Dear John:

I am writing in response to your letter of 28 February 2001 advising of your resignation from the Board of Directors of Redmond Capital Corp., which the Board has reluctantly accepted.

John, as I said to you in our telephone call after receipt of your letter, I am bitterly disappointed that you have decided to resign but I do understand your reasons. It has been a pleasure and a privilege to have worked with you, although our actual time together has been limited.

I value your offer to continue to assist the Board and will certainly keep your telephone number to hand, and I would expect you to feel the same way about keeping in touch on a personal basis with me.

If you are in Vancouver in the near future, please let me know, as I would like you to meet with Jannie Retief as I feel a meeting could be mutually beneficial and then he too will have you as a contact and be able to benefit form your business experience - it helps to have people to bounce ideas off.

Kind regards,

Very sincerely,

/S/

Cliff Wilkins.


                         REDMOND CAPITAL CORPORATION
    1764 West 7th Avenue * Vancouver * British Columbia * V6J 5A3 * Canada
  Tel: (1) 604 638 1636   Fax: (1) 604 608 3442   Toll Free: (1) 877 635 5207
                            www.redmondcapital.com
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